September 29, 2005	Michele D. Vaillancourt (612) 604-6681 mvaillancourt@winthrop.com

Via Federal Express and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C.  20549

Re:           MathStar, Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-127164

Ladies and Gentlemen:

On behalf of MathStar, Inc., a Delaware corporation (“MathStar”) we are providing an EDGAR transmission of the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”) pursuant to the Securities Act of 1933, as amended.  Amendment No. 2 amends the Registration Statement on Form S-1 filed by MathStar with the Securities and Exchange Commission (the “Commission”) on August 3, 2005, as it was amended by Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on September 9, 2005 (“Amendment No. 1”).

Also, please note that we are enclosing two marked copies of Amendment No. 2 with this letter being sent by Federal Express; the marked copy shows the changes made to Amendment No. 1.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6681 or Joy McGinnis at (612) 604-6713.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Michele D. Vaillancourt

Michele D. Vaillancourt

Enclosures

cc:                                 MathStar, Inc.

PricewaterhouseCoopers LLP

Feltl and Company